March 23, 2011

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Staff Comments dated March 3, 2011, regarding Continental Minerals Corporation (“Continental”) Schedule 13E-3 Filed on February 11, 2011 File No. 5-37745

Dear Ms. Chalk:

This letter responds to the staff’s comments set forth in the March 3, 2011 letter regarding the above-referenced Schedule 13E-3 filed on February 11, 2011. For your convenience, the staff’s comments are reproduced below and our responses follow accordingly.

You will note that in certain of the responses, we are acknowledging that some changes or supplements to the disclosures provide a fuller picture of the background to the transaction but we make these changes without intending to imply in any way that the previous filing did not contain all information necessary for a reader to make an informed decision about the transaction.

We enclose an Amended Schedule 13E-3 which incorporates a proposed supplement (the “Supplement”) to Continental’s Management Information Circular, dated January 17, 2011 (the “Circular”). The Supplement contains the substantive additional disclosures referred to below.

We respond as follows:

Schedule 13E-3

Staff Comment No. 1.

We note generally our conversations with your counsel and counsel for Jinchuan concerning the date of the shareholders meeting and the need to provide updated disclosure responsive to staff comments in a timely manner before the date of the rescheduled meeting, in accordance with the requirements of Rule 13e-3(f). In your response letter, tell us when and how you will disseminate the revised disclosure document you amend in response to staff comments.

Continental’s Response:

Concurrently with this letter, and in response to your comments, we have filed an amendment to the Schedule 13E-3, the Supplement and additional exhibits. It was determined by the parties that the Supplement would be more appropriate than amending and restating the Circular for two reasons. Firstly, we believe the Circular in its present form complies with Canadian law. Secondly, as you discussed with Jinchuan Group’s counsel, we believe the Supplement will enable Continental securityholders to more clearly identify and review the additional disclosure being provided.

As you are aware, the going private transaction is being effected as a statutory plan of arrangement under the Business Corporations Act (British Columbia) (“BCBCA”) and is subject to the jurisdiction of the Supreme Court of British Columbia (the “Court”). The Court is obliged under the BCBCA to supervise arrangement transaction, including the manner in which information is disseminated, to ensure procedural fairness and provide a forum for any Continental securityholder to be heard and to exercise dissent and appraisal remedies. We also note that both Jinchuan Group and Continental are foreign private issuers and, as such, are not subject to the U.S. proxy rules.

The Court has been advised of the need to extend the date of the securityholder meeting originally proposed for February 18 in order to permit Continental and Jinchuan Group to respond to the staff’s comment letter and, in connection therewith, to provide additional disclosure to Continental securityholders. Pursuant to the second interim order of the Court granted March 14, 2011 (the “Second Interim Order”), the Court has ordered that notice of the time and location of the reconvened securityholders meeting and of the Supplement be provided to Continental securityholders through a news release (the “News Release”), disseminated through Continental’s usual news release wire services, which: (i) confirms the date, time and place in Vancouver of the reconvened meeting; (ii) discloses the existence of the amended Schedule 13E-3 and the Supplement and briefly summarizes the contents of the Supplement; and (iii) identifies those websites (SEDAR, EDGAR and Continental’s website) where the amended Schedule 13E-3 and the Supplement can be obtained. The News Release will also provide that any Continental securityholder or his or her broker or agent may request that a printed copy of the Supplement be sent to such securityholder (or the agent or broker) upon telephone request made of Continental. Under the Second Interim Order, the News Release must be given not less than 15 days prior to the date of the reconvened meeting.

Continental securityholders who have provided proxies in connection with the Arrangement will be able to revoke or change any proxies previously given. Any proxies which have been previously deposited and which are not revoked or changed will be valid at the reconvened meeting. Proxies may be deposited, and existing ones changed or revoked, in accordance with the instructions contained in the Circular. The News Release will provide contact information for the proxy solicitation agent.

As the record date for the securityholder meeting remains the same, securityholders who are entitled to vote are already aware of the Arrangement (approximately 2/3 of which have already submitted proxies). Continental believes that the procedures authorized by the Court are appropriate for the dissemination of the additional disclosure to Continental’s securityholders and will provide adequate notice and sufficient time for such securityholders to review this additional information without delay to the Arrangement process.

Staff Comment No. 2.

The information currently provided in Schedules I and II of the Schedule 13E-3 concerning the control persons of Continental and Jinchuan should be included in the revised disclosure document disseminated to shareholders.

Continental’s Response:

Schedules I and II have been annexed to the Supplement.

Please note that minor revisions have been made to the biographies of certain Continental insiders contained in Schedule I annexed to both the amended Schedule 13E-3 and the Supplement.

Staff Comment No. 3.

Although you may incorporate by reference the financial statements required by Item 1010 of Regulation M-A, the disclosure document disseminated to shareholders must at a minimum contain the summary financial statements required by Item 1010(c).

Continental’s Response:

Summary financial information for Continental is included in the Supplement under the heading “Selected Financial Data” beginning on pp 17-18.

Staff Comment No. 4.

See our last comment above. The disclosure document disseminated to shareholders must include the financial information required by Item 1010(a)(3) and (4) of Regulation M-A. Please revise to include.

Continental’s Response:

“Ratio of Earnings to Fixed Charges” is not applicable and “Book Value Per Common Share” is disclosed on page 17.

Exhibit (a)(1) – Management Information Circular dated January 17, 2011

Cautionary Statement Regarding Forward-Looking Information

Staff Comment No. 5.

Please include the prominent legend required by Rule 13e-3(e)(1)(iii) on the outside front cover of the disclosure document.

Continental’s Response:

The legend is included on the front cover of the Supplement.

Staff Comment No. 6.

Refer to the disclaimer in the last sentence in this section. Please delete or revise to avoid the implication that you have no obligation to update or revise existing disclosure that has become misleading or superseded by intervening events.

Continental’s Response:

Continental has deleted this disclaimer and placed a positive statement that it will update information to the extent required by applicable laws.

Summary

Staff Comment No. 7.

The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii). Please revise.

Continental’s Response:

A “Special Factors” section has been inserted in the Supplement on pages 4-9 which contains the information required by Items 7, 8 and 9 for both parties.

Purpose of the Meeting, page 8

Staff Comment No. 8.

Identify the persons holding 23.4% of the common shares and 20.4% of the preferred shares who have agreed in writing to support the transaction.

Continental’s Response:

The holders of the common shares and preferred shares who have agreed to support the transaction are indentified and their relationship to Continental disclosed in the Supplement on page 3.

Staff Comment No. 9.

Identify the “certain Optionholders” who will receive a loan to allow them to exercise their Options and explain why this financial support is being provided in this manner as part of the transaction structure.

Continental’s Response:

The Optionholders who are eligible and expected to take this loan are disclosed on Appendix A to Schedule III of the Supplement (pp 36-38).

As discussed with counsel on March 15, the reason for the Option Loan is to facilitate options being exercised so that additional funds (the gross exercise proceeds) will be available to Continental. These additional funds will be used by Continental to pay the concurrent common share dividend (the “Arrangement Dividend”) which will be of benefit to Continental’s common shareholders. The Arrangement Dividend is an integral part of the transaction consideration. Optionholders will receive financial assistance from Continental in the form of Option Loan which has been obtained from BMO. The Option Loan, including interest, will be immediately repaid to BMO as part of the Arrangement process. The Option Loan is further discussed in the Supplement on page 9. Directors and executive officers of Continental will have resigned (in escrow) at the time such loans are made to them.

Continental requested each Optionholder to enter in to a loan/exercise arrangement. The Optionholder receives no additional benefit as an Optionholder over and above what would have been received in a cashless exercise (each Optionholder will however participate as a shareholder in the Arrangement Dividend). The loan exists only for an instant in time and is being done with the consent of the acquiror given that payment of the Arrangement Dividend was one of the elements agreed in order to bring the total consideration to an amount acceptable to Continental’s Board and the Special Committee.

Background to the Arrangement, page 22

Staff Comment No. 10.

Jinchuan first made an offer for Continental in April 2009 and it was in connection with that offer that Continental initially engaged BMO. It appears that all of the reports, opinions or appraisals provided by BMO should be filed as exhibits to the Schedule 13E-3 and described in reasonable detail in the Notice and Management Information Circular (“Circular”), including the economic analysis prepared by BMO and referenced at the bottom of page 22 and the list of potential alternative acquirers mentioned on the same page.

Continental Minerals Corporation’s Response:

Schedule V to the Supplement lists the third party reports, appraisals and opinions considered by each of the filing parties. These are discussed on pp 9-16 of the Supplement under the heading “Economic Analysis, Opinions and Reports Considered by the Parties”

Staff Comment No. 11.

All projections and other non-public financial and other material information provided by Continental to BMO must be disclosed in the Circular. Describe the material assumptions and limitations underlying that information in your revised disclosure.

Continental Minerals Corporation’s Response:

Please refer to our response to Comment No. 10 above.

Staff Comment No. 12.

See our last two comments above. As a filer, Jinchuan Group must also disclose all of the information called for by Item 1015 of Regulation M-A concerning its own financial advisor and must also disclose any projections or other non-public forecasts provided to that advisor or any such information received from Continental. Please revise to disclose.

Continental’s Response:

Please refer to our response to Comment No. 10 above.

Fairness Opinion, page 27.

Staff Comment No. 13.

Disclosure earlier in the Circular indicates that BMO will provide a loan to Continental the proceeds of which will be used to provide financial assistance to certain Optionholders to allow them to fully exercise all of their Options. Discuss its role and the compensation BMO will receive for providing this financing.

Continental’s Response:

As discussed above in our response to Comment 9, we have expanded the discussion of the “Option Loan” on page 9 of the Supplement. We have noted in the Supplement that BMO is receiving negligible separate consideration for facilitating the daylight loan.

Recommendation of the Continental Board, page 28

Staff Comment No. 14.

Continental and each other filing party on the Schedule 13E-3 must address the fairness of the transaction to unaffiliated shareholders of the company. Since the term “Shareholders” is defined to include Optionholders as well as holders of common and preferred shares, you must revise to specifically address fairness to unaffiliated common holders only.

Continental’s Response:

The Supplement includes a separate section “Fairness of the Transaction –Jinchuan Group’s Perspective” on pp 8-9 in response to this request.

Staff Comment No. 15.

The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Provide this revised disclosure for each filing person on the Schedule 13E-3.

Continental’s Response:

The specifically enumerated fairness factors are now separately discussed under the heading “Fairness of the Transaction –Continental’s Perspective” pages 5-8 of the Supplement.

Staff Comment No. 16.

Explain the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A.

Continental’s Response:

We have provided this disclosure under the heading “Additional Reasons for Undertaking the Arrangement at This Time” on page 7 of the Supplement.

Staff Comment No. 17.

Explain why Continental elected to pursue this acquisition transaction by Jinchuan instead of electing to move forward with the development of the project under its existing arrangement with that entity. See Item 1013(b) of Regulation M-A.

Continental’s Response:

Please refer to our response to Comment No. 16 above.

Staff Comment No. 18.

See our last comment above. What other alternatives did Continental consider and why did it elect to pursue this transaction instead of those alternatives? See Item 1013(b).

Continental’s Response:

A discussion of the alternatives to the Arrangement that were considered is found under “Purposes, Alternatives, Reason and Effects” on page 4.

Jinchuan Group Objectives, page 31

Staff Comment No. 19.

See the comments above addressed to Continental and its fairness discussion regarding the need to revise the disclosure on behalf of Jinchuan and its acquisition vehicle. This section should be significantly expanded to satisfy the disclosure requirements of Item 1013 and 1014 of Regulation M-A with respect to filing persons other than Continental.

Continental’s Response:

Please refer to our response to Comment No. 14 above.

Staff Comment No. 20.

In addition, expand the discussion of the reasons for the timing of this transaction. See Item 1013(c) of Registration M-A.

Continental Minerals Corporation’s Response:

Please refer to our response to Comment No. 16 above.

Staff Comment No. 21.

Explain why Jinchuan is undertaking this acquisition transaction, instead of exercising its rights to participate in the development of the Xietongmen Project pursuant to its Framework arrangement with Continental. See Item 1013(a) and (b) of Regulation M-A.

Continental’s Response:

Jinchuan Group’s view of the Framework Agreement alternative and its reasons for undertaking the acquisition are contained under “Fairness of the Transaction- Jinchuan Group’s Perspective” on page 8.

Interests of Directors and Executive Officers of Continental in the Arrangement, page 39

Staff Comment No. 22.

Detail the financial assistance to be provided to Optionholders by Continental as a means of facilitating the exercise of their options and participation in this transaction.

Continental’s Response:

Please refer to our response to Comment No. 9 above.

Staff Comment No. 23.

Will the existing officers and directors of Continental continue in those roles after this transaction? If so, please disclose.

Continental’s Response:

None of the existing officers and directors of Continental, other than Jinchuan Group’s current Board representative, will continue as officers or directors of Continental after the completion of the Arrangement. See page 16 of the Supplement.

Schedule F

Staff Comment No. 24.

Each “Board Book” or other written materials provided by BMO must be filed as an exhibit. To the extent that any such materials were simply updates of prior versions of the same document, you may describe the material differences between the two in the Circular, while filing both versions as exhibits.

Continental’s Response:

Please refer to our response to Comment No. 10 above. The written materials have been filed as exhibits to the Amended Schedule 13E-3.

Staff Comment No. 25.

See our last comment above. Provide the same materials with respect to Jinchuan’s fairness advisor.

Continental Minerals Corporation’s Response:

Please refer to our response to Comment No. 10 above. The written materials have been filed as exhibits to the Amended Schedule 13E-3.

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Continental Minerals hereby acknowledges in respect of above-referenced Schedule 13E-3 and all amendments thereto that:

  Continental Minerals is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  Continental Minerals may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing. If you should have any questions regarding the filing or our response letter, please do not hesitate to contact me at (604) 684-6365, or our counsel, Bernhard Zinkhofer at (604) 691-7483 or U.S. counsel to Jinchuan, Kimberley Anderson, at (206) 903-8803.

Sincerely,
Continental Minerals Corporation

/s/ Trevor Thomas

Trevor Thomas
Secretary and General Counsel

cc:	Jinchuan Group Ltd.
Bernhard Zinkhofer
James Chen

March 23, 2011

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated March 3, 2011, regarding
Continental Minerals Corporation
Schedule 13E-3
Filed on February 11, 2011
File No. 5-37745

Dear Ms. Chalk:

This letter responds to the staff’s comments set forth in the March 3, 2011 letter regarding the above-referenced Schedule 13E-3 filed on February 11, 2011.

Jinchuan Group Ltd., for itself on behalf of its subsidiary, Jinqing Mining Investment Limited, hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the filing or our response letter, please do not hesitate to contact our U.S. counsel, Kimberley Anderson, at (206) 903-8803.

Sincerely,
Jinchuan Group Ltd.

/s/ Zhang Sanlin
Zhang Sanlin / Vice President